VELTI PLC

First Floor

28-32 Pembroke Street Upper

Dublin 2

Republic of Ireland

June 22, 2012

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Attention:  Matthew Crispino

Re:          Velti plc (the “Company”)

Registration Statement on Form F-3

(File No. 333-181814)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on June 25, 2012, or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission.  The Company hereby authorizes both Ed Batts and Charles Walker of DLA Piper LLP (US), counsel for the Company, to make such request on our behalf.  The Company also hereby requests a copy of the written order verifying the effective date.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Ed Batts of DLA Piper LLP (US), counsel to the Company, at 650-821-2073.

Very truly yours,

VELTI PLC

By:	/s/ SALLY J. RAU
Sally J. Rau
Chief Administrative Officer and General Counsel